300 Park Avenue New York, NY 10022-7499 Telephone 212-310-2000 Cable Address PALMOLIVE

January 11, 2008

VIA EDGAR

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re:	Colgate-Palmolive Company
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 001-00644

Dear Ms. Blye:

We hereby submit our response to your letter, dated December 11, 2007, regarding disclosure relating to contacts with countries that have been identified as state sponsors of terrorism. For your convenience, we have set forth below your numbered comments in italics followed by the Company’s responses thereto.

General

1.

We are aware of a May 2007 news report indicating that your products are sold in Cuba. In addition, we note that until very recently nationals of Cuba, Iran, North Korea, Sudan and Syria could obtain product-related information and “notifications about special offers, product news and other communications from Colgate” from a pull-down menu available in the “Contact Us” section of your website. The named countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any information regarding contacts with those countries. Please describe to us the nature and extent of your past, current and anticipated contacts with those countries, if any, whether through distributors or by other direct or indirect arrangements. Your response should describe in reasonable detail the products you have provided into the referenced countries, whether directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities controlled by them.

The Company does not currently sell any products directly or indirectly into any of the referenced countries. Longstanding Company policy, as set forth in its Code of Conduct and Business Practices Guidelines, is that any such sales be conducted in compliance with applicable U.S. laws and regulations relating to economic sanctions and export controls. In the past, certain foreign subsidiaries of the Company sold limited quantities of various oral care, personal care and household care products to unrelated third party distributors or wholesalers selling into Iran, Sudan and Syria, but not Cuba or North Korea. (See response to item 2 below for the approximate amounts of such sales.) The products sold to these third parties were made in factories owned by foreign subsidiaries of the Company and located outside of the United States.

Such sales did not involve any agreements, commercial arrangements or other contacts with the governments of the above countries or entities controlled by such governments, other than providing ordinary course customs and product health documentation as required by local law.

As of the end of 2007, sales to the above countries had ceased, and the Company does not intend to make further sales either directly or indirectly through distributors into these countries. As noted above, sales have not been made nor will be made to Cuba or North Korea.

For clarity, we point out that, it is possible that, without the Company’s knowledge or consent, third party customers of the Company or its subsidiaries in various locations around the world have in the past or may in the future engage in diversion or, in other words, sell into sanctioned or embargoed countries products purchased from the Company or its subsidiaries for sale in other countries. Such unauthorized diversion might account for the May 2007 news report cited by you of product availability in Cuba. It is the Company’s policy to make all efforts to stop diversion to embargoed or sanctioned countries whenever the Company becomes aware of it.

2.

Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three years concerning each referenced country. Also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

The Company believes that the contacts described above are immaterial and do not constitute a material investment risk for our security holders from either a quantitative or a qualitative point of view.

Quantitative Materiality. The approximate amount of associated net sales concerning the countries in question from 2005 through 2007 was extremely small, representing only 0.02% of the Company’s total consolidated net sales in 2007, 0.02% of total consolidated net sales in 2006 and 0.06% of total consolidated net sales in 2005. On a country by country basis, approximate sales to Iran were $2 million in 2007, $2 million in 2006 and $6 million in 2005; approximate sales to Sudan were $0 in 2007, $220,000 in 2006 and $76,000 in 2005; and approximate sales to Syria were $0 in 2007, $48,000 in 2006 and $125,000 in 2005. As noted above, no sales were made to Cuba or North Korea. Because the products involved were produced outside of the referenced countries as part of the ordinary course manufacturing operations of the Company, no incremental assets or liabilities were associated with such sales, other than accounts receivable in the ordinary course with the distributors.

Qualitative Materiality. In addition to the extremely small amount of such sales, it is important to note that the products involved are sold throughout the world for use by ordinary consumers to improve their personal and household hygiene. Moreover, all such sales have ceased and the Company does not intend to make further sales either directly or indirectly into such countries. Accordingly, the Company does not believe that such sales have a potential material adverse impact on the Company’s reputation or share value or that a reasonable investor would deem this information to be important in making an investment decision.

* * *

In connection with responding to your comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or would like further information concerning any of the responses above, please do not hesitate to contact me at (212) 310-2194.

Sincerely,

/s/ Stephen C. Patrick
Stephen C. Patrick
Chief Financial Officer